China Power Equipment, Inc.

Room 602, 6/F, Block B, Science & Technology Park of Xi Dian University,
No. 168 Kechuang Road, Hi-tech Industrial Development Zone
Xi’an, Shaanxi, China 710065

CORRESPONDENCE

October 25, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Brian Cascio, Accounting Branch Chief
Division of Corporation Finance

Re:	China Power Equipment, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 30, 2010
File No. 333-147349

Ladies and Gentlemen:

Reference is made to the staff’s correspondence of October 7, 2010 to China Power Equipment, Inc. (the “Company”), relating to the subject form 10-K (the “Comment Letter”). On behalf of the Company, we have the following responses to the staff’s comments:

7.
We see your disclosure that you provide a one-year warranty for transformer sales.  Please reconcile this disclosure with the statement on page 17 that you provide a six-month warranty for transformer sales.  In addition, please tell us how you have accessed the need to accrue for potential warranty.  In this regard, we see that sales have significantly increased over the past year.

The Company provides a one-year warranty for transformer sales; we will correct the “six-month warranty” wording in the future filings.  The Company assessed the need to accrue for potential warranty based on the historical actual warranty claim which was practically zero.  Despite the significant sale increase over the past year, the Company did not expect increase in warranty claim as all problems usually is solved during the 10 days testing and qualifying period after the product is delivered to customer.  Any cost incurred during the testing and qualifying period is recorded as cost of good sold, therefore, subsequent warranty claim is not expected to happen.

Mr. Brian Cascio
October 25, 2010

11.
We see you issued Series B convertible preferred stock with common stock warrants in December 2009.  Please show us how you have applied the accounting in FASB ASC 470-20-25 in allocating the proceeds between the convertible preferred stock, the beneficial conversion feature and warrants.

The following tables present the allocation of proceeds between the convertible preferred stock, beneficial conversion feature and warrants at 11/30/09 in accordance with ASC 470-20-25.

Allocation of proceeds between convertible preferred stock and warrants at 11/30/09

	Warrants for convertible preferred stock	convertible preferred stock	Total

Issue Date	11/30/09
Standard Deviation (s)	1.05263
Variance (s 2)	1.10803
Time to expiration (in years) (T)	3.00
Risk-free interest rate (annual) (r)	0.60%
Current stock price (S0)	$3.20	$3.20
Exercise price (X)	$2.40
Dividend Yield	0.00%

Black-Scholes Call Value	$2.2127

number of warrants/shares	1,000,000	4,166,667
fair value	$2,212,736	$13,333,334	$15,546,070
Proceeds allocation	$711,671	$4,288,329	$5,000,000

Value of BCF of convertible preferred stock at 11/30/09

Total proceeds	$5,000,000
Less : proceeds allocated to warrants	$711,671
Proceeds allocated to convertible preferred stock	$4,288,329
Number of shares to be issued upon conversion of preferred stock	4,166,667
Effective conversion price of preferred stock (4,288,329/4,166,667)	$1.0292
Market value of common stock	$3.20

Intrinsic value per share (3.20-1.0292)	$2.1708

Value of Beneficial conversion (Deemed dividend) (2.1708x4,166,667)	$9,045,005

Mr. Brian Cascio
October 25, 2010

12.
Please tell us how you have applied the guidance in FASB ASC 815-40 in evaluating whether any of the features of your preferred stock are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under FASB ASC 815-15.  Also, please tell us how you considered whether the warrants should be classified as liabilities.  Please provide a separate analysis for the warrants and the conversion option and features.  Refer to FASB ASC 815.

As the conversion option is to convert the preferred stock into the equity of the Company at an established conversion rate and the terms of the conversion require that the Company delivers shares of stock to the investors, the conversion option is indexed to the issuer’s own stock and a separate instrument with the same term would be classified in stockholders’ equity in the statement of financial position.  Therefore, the conversion option is not considered to be derivative instrument for the Company under paragraph 815-10-15-74(a) and should not be separated from the host contract and recorded as liability.

The settlement options for the warrants are either physical settlement, in which the party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer, or net share settlement, in which the party with a loss delivers to the party with a gain shares with a current fair value equal to the gain. Consequently, the Company accounted for the warrants as permanent equity. The Company compared the terms of the warrants to paragraphs 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 to ensure that there was no requirement for an asset/liability classification. Such comparison is outlined below in paragraph by paragraph format using the numbered paragraphs of 815-40.

815-40-25-7, The warrants contain no provision that could require net-cash settlement.
815-40-25-8, Net-cash settlement is not provided for under any circumstance.
815-40-25-9, The warrants contain no provision that could trigger cash settlement.
815-40-25-10, The warrants contain no provision that could require net-cash settlement and meet all the conditions required to be classified as equity.
815-40-25-11 through 25-16, The warrants do not require settlement in registered shares.
815-40-25-17, The fair value of unregistered shares will be determined by obtaining market quotations, so an unrealistic value that would compel net cash settlement is impossible.
815-40-25-18, There is no uneconomic settlement alternatives.
815-40-25-19 through 25-24, The Company believes that sufficient authorized and unissued common shares are available for issuance upon exercise of the warrants.
815-40-25-26 through 25-28, There is an explicit limit on the number of shares to be delivered upon exercise of the warrants.
815-40-25-29, The contract has no provision for net-cash settlement.
815-40-25-30, The contract has no “top-off” or “make-whole” provisions.
815-40-25-31 through 25-34, The warrants grant no creditor rights to the holder in the event of bankruptcy.
815-40-25-35, The warrants do not require the posting of collateral.
815-40-55-2 through 55-5, Net-cash settlement is not provided for under any circumstance.
815-40-55-6, The contract does not address “nationalization”.

Mr. Brian Cascio
October 25, 2010

It is the Company’s opinion that the warrants issued to investors clearly and conclusively qualify for permanent equity treatment. The amounts received by the Company from the sale of the warrants has not been separated from that received from the sale of preferred stock in the private placement, but has been appropriately included in permanent equity in accordance with the guidance found in 815-40.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Elaine Zhao
     Elaine Zhao